
January 15, 2009

Mr. Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002

> **Re:     Goodrich Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Response Letter Dated December 5, 2008**
> **File No. 1-12719**

Dear Mr. Goodrich:

        We have reviewed your response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A filed on April 16, 2008

Annual Incentive Awards, page 23

1.      We note your response to our prior comment 14 and reissue such comment in part.  In future filings, please explain how you arrived at the percentage of base salary that was awarded as incentive compensation for each named executive officer in the relevant fiscal year.  For example, please disclose whether the company performance targets were met, and if so, at what level.  In addition, please disclose for each named executive officer the elements of individual performance and contributions that were taken into account by the compensation committee in determining the annual incentive award for such fiscal year.  In addition, we note your statement in your response that your compensation committee awarded the maximum thirty percent of the discretionary portion of the incentive award for 2007.  In future filings, please disclose why the compensation committee determined to grant the relevant discretionary portion of the incentive award.  Please provide us with an example of the disclosure you intend to use in response to this comment.

2.      We also note your response to our prior comment 14 with respect to how each component of performance is factored into the calculation of the cash incentive

award, and your undertaking to comply with such comment in all future filings.
Please provide us with an example of the disclosure that you intend to use in such
future filings.

2007 Annual Report on Form 10-K

Engineering Comments

Notes to the Consolidated Financial Statements, page F-10

Oil and Gas Producing Activities (Unaudited), page F-32

Oil and Natural Gas Reserves, page F-33

3.      Per our telephone discussion of January 10, 2009, please:

   •   Furnish to us examples of your use of gas lift production techniques has resulted
       in actual production profiles that match the type curve decline rates that you have
       furnished to us.  Include support for the terminal decline rates you used.

   •   Furnish to us all the associated income forecast schedules for the 21 proved
       undeveloped Cotton Valley entities that are to be commingled with shallower
       recompletions.

   •   Reconcile your gas production volumes and new wells drilled for the first nine
       months of 2008 with your projections.

Changes in Standardized Measure, page F-35

4.      SFAS 69, paragraph 33g prescribes the disclosure of various line items in the
        reconciliation of changes to the standardized measure, some of which are absent
        from your presentation.  In particular, we note the absence of "Previously
        estimated development costs incurred during the period".  Please amend the
        disclosure in your future filings to fully comply with SFAS 69.

        Please direct these engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC  20549-7010
        Attn:  Ronald M. Winfrey

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Ron Winfrey
        Sean Donahue
        Laura Nicholson